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18005092

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~~ANNUAL AUDITED REPORT~~ FORM X-17A-5 ~~PART III~~

SEC FILE NUMBER
8- 46579

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Transactiondrivers LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Manning Avenue
(No. and Street)

Los Angeles	CA	90024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Kane (310) 441-5263
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EA.

yw

OATH OR AFFIRMATION

I, Michael Kane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transactiondrivers LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 27 day of February, 2018 by Michael Kane proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

CARLOS MAURICIO LEMUS
Notary Public – California
Los Angeles County
Commission # 2220642
My Comm. Expires Nov 4, 2021

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of TransactionDrivers LLC dba Kane & Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TransactionDrivers LLC dba Kane & Company (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of TransactionDrivers LLC dba Kane & Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2015.
Northridge, California
February 26, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

TransactionDrivers LLC dba Kane & Company

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash in bank		$ 326,493
Accounts receivable		36,971
Prepaid expense – sub-contracted labor		20,000
Maintenance contract		131
Security deposit		5,250
		388,845
Property and equipment:		
Furniture and fixtures	$ 6,425	
Office equipment	9,890	
	16,315	
Accumulated depreciation	(14,042)	
Net property and equipment		2,273
Total assets		$ 391,118

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
CA state tax payable	$ 900
Total Liabilities	900
Members' equity	390,218
Total liabilities and members' equity	$ 391,118

The accompanying notes are an integral part of these financial statements.

TransactionDrivers LLC dba Kane & Company

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of FINRA. The Company was formed under the laws of the State of California maintaining its only office in Los Angeles, California. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company's revenues consist of fees for advisory services for mergers and acquisitions, consulting fees for business operations, financial consulting unrelated to securities business and reimbursed expenses.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Classification of Revenues

For the year ended December 31, 2017 the Company recognized revenues of $897,562, of which $5,000 was classified as Advisory Fee Income, $784,615 was classified as Consulting Fees and $107,947 was classified as reimbursable expenses.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates and such differences could be material.

Property and Equipment

Property and equipment are stated at its estimated value at the date contributed by the Managing Member. Depreciation of property and equipment is provided over their estimated useful life which is generally five years using the straight-line method.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2017.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes

As a limited liability company, the earnings and losses will be included in the personal income tax returns of the members and taxed depending on their personal tax strategies. Accordingly, the Company does not incur additional income tax obligations, and the financial statements do not include a provision for income taxes, except for the California minimum tax. The Company's filed Federal and California income tax returns are subject to examination by the taxing authorities for three and four years, respectively, after being filed.

Incorporation of Accounting Standards Updates

Company management has reviewed the accounting standards updates issued by the Financial Accounting Standards Board that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2017. Based upon this review, the Company has implemented the pronouncements that require adoption (if any). Company management also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

(2) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance. No transactions or events were found requiring recognition in the financial statements.

(3) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, that requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 as these terms are defined. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2017, the net capital was $326,493 which exceeded the required minimum capital by $321,493 and the aggregate indebtedness to net capital ratio was 0.28 to 1, which is less than the 15 to 1 maximum allowed.

(4) Related Party Transactions

In 2017, the Company engaged Manning Financial, Inc. for monthly bookkeeping and administrative (ministerial) services. Manning Financial, Inc. is owned by a member of the Company.

(5) Income Tax Provision

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company operates as a limited liability company. As such, the Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax in California. The Company files its tax returns using the cash method of accounting. As of December 31, 2017, the Company recorded the California minimum tax of $800 and the California LLC fee of $900. In addition, the Company reversed $2,500 of over-accrued taxes and fees from prior years.

(6) Reconciliation of Audited Net Capital to Unaudited FOCUS

There is a difference of $900 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 326,493
Adjustments		
Members' Equity	$ (45,901)	
Non-allowable assets	$ 45,001	
		(900)
Net capital per audited statements		$ 325,593